COVER

Oral
Fluid Technology . . .

Revolutionizing
a $20 Billion
Market

[Avitar Logo]
Annual Report 2000



INSIDE COVER

Revolutionizing
the
diagnostics
market



PAGE 1

The Advantages of
Avitar's Oral Fluid Technology

o        Major Cost Savings
o        Immediate Results
o        Non-invasive

[Avitar Logo]



PAGES 2-3

[Heading]
Chairman's Message

[Caption]
Vision
Leadership
Growth

[Pull-quote] Society is seeking, indeed demanding, smaller, faster, and more cost-effective ways to diagnose the physical condition of patients. Avitar is leading that revolution.

[Text]
Dear Shareholders,

A revolution in In-Vitro Diagnostics (IVD) has begun. Society is seeking, indeed demanding, smaller, faster, and more cost-effective ways to diagnose the physical condition of patients. Avitar is leading that revolution.

Recently, Avitar developed and launched ORALscreen(TM), the world's first disposable, oral fluid point-of-collection test (POCT) for drugs-of-abuse (DOA). In 2000, we began marketing our four-panel test device for detection of marijuana, cocaine, opiates, and methamphetamines, including MDMA or Ecstasy, which can identify 96% of all positive drug screens. ORALscreen enables our customers, specifically corporate and criminal justice systems, to rapidly determine, with less down time, the status of those being tested, thereby lowering costs. Corporations also can do so without imposing the indignity of urine testing on their employees, the majority of which are not drug users.

In addressing the DOA market, Avitar is assembling a "value net" combining state-of-the-art products with companion services to offer customers a complete package to develop a truly drug-free workplace. With the acquisition of United States Drug Testing Laboratories (USDTL) in 1999, Avitar became the only company in the U.S. to offer both oral fluid POCT testing (ORALscreen) and hair testing (HAIRscreen(TM)). Recently, we acquired bjr Security Services (bjr), a company providing drug detection services and education to schools and the oil industry. We have also signed a strategic agreement with DIPRO Diagnostics of Austria to distribute DRUGLAB(TM), a test for substances that is used in the law enforcement market.

Most significantly, we have formed a strategic alliance with Pinkerton Services Group (PSG), a world renown provider of background checks, third party administrator services, and medical review officer (MRO) services. PSG provides a channel of distribution for ORALscreen and HAIRscreen, which enables our direct sales force to offer a complete product and service package to our customers. This "value net" concept allows the customer to deal with many issues related to drug testing from Avitar as a single source. Avitar will continue to innovate not only the products we produce, but also the sales, marketing, and distribution methods we practice.

The larger $20 billion IVD market affords Avitar an even larger opportunity. The same demands for smaller, faster, more cost-effective products prevail in this market, and Avitar's technology will no doubt provide innovative solutions. We have begun development in this area starting with an oral fluid point-of-care test for Lyme disease. Plans are also being developed for influenza, pregnancy, and diabetes detection utilizing Avitar's core oral fluid technology.

Looking forward, we are quite enthusiastic about our future, as the leader in POCT oral fluid diagnostic testing in the DOA market. With several key patents in place and the first non-invasive, rapid, on-site oral fluid test for DOA in the marketplace, not only are we a leader in the field, but we are poised to seize a sizeable market share. We have developed the expertise that will allow us to continue to deliver high quality, proprietary, groundbreaking, and in fact, 'revolutionary' products.

All of us at Avitar look forward to a productive, rewarding, and most importantly, breakout year. With a complete product offering, fiscal year 2001 promises to be our most successful yet. I would like to personally thank our employees for their significant efforts this year and extend a special thanks to our shareholders for their continued support and confidence in Avitar.

Sincerely,


Peter P. Phildius
Chairman and CEO

[Heading]
Drugs of Abuse Market

[Caption]
Vision
Leadership
Growth

[Text] On-site screening is the most rapidly expanding sector in the drugs-of-abuse (DOA) testing market, with most growth occurring in rapid on-site screening products. The total market for DOA testing services, which includes analytical costs, the fee for a Medical Review Officer (MRO), and specimen collection and administration expenses, is currently estimated to be greater than $1.4 billion worldwide and growing at a rate of approximately 20% annually. Not included in this projection is the cost of employee "down time" while being tested, estimated to be several billion dollars. In 1996, the cost to society from lost productivity due to drug use was approximately $140 billion and is currently estimated to be several hundred billion annually.

The on-site or "point-of-collection" test, better known as "POCT", testing market for DOA in the United States was estimated to be 5% of the total analytical market in 1996. With the introduction of new technologies such as oral fluid testing, the POCT segment is projected to grow to approximately 50% of the total testing market by 2002.

With the ORALscreen(TM) POCT products, Avitar provides simple and cost-effective methods for DOA testing in the corporate workplace and criminal justice markets. ORALconfirm(TM) provides customers a method that uses legally accepted confirmation technology using Gas Chromatography/Mass Spectometry, known as GC/MS. These products are uniquely positioned to enhance drug testing with a quick, accurate, and cost-effective alternative to urine testing.

In the coming months, Avitar will launch its first automated instrument for DOA testing using oral fluid. The ORALscreen analyzer (yet to be named) will provide customers with better accuracy and the ability to manage results more effectively through a sophisticated communication protocol. Also, a more refined version of the current test configuration will be introduced, providing a true one-step drug testing process.

The DOA market continues to evolve and grow in sophistication. Avitar has invested in a highly seasoned direct sales force focused on selling to large corporations and government agencies. Recently, several agreements have been completed that position the company to better serve its customer base. Avitar's co-marketing agreement with Pinkerton Services Group (PSG), the largest provider of security and employment selection services in the U.S., provides Avitar with a large and credible opportunity to market a complete package of products and services for a total drug testing program. Avitar is the only oral fluid company to offer this unique arrangement. Through additional acquisitions and strategic partnerships, Avitar intends to expand offerings to become a comprehensive provider of drug testing products and services.

[Photography]

[Caption]
Manufacturing
Retail
Construction
Prisons
Parole/Probation
Educational Institutions

[Heading]
In-Vitro Diagnostics Market

[Caption]
Vision
Leadership
Growth

[Pull-quote]
The worldwide In-Vitro Diagnostics or "IVD" market is estimated to be in excess of $20 billion and growing.

[Text] The potential for on-site or "point-of-care" testing (POCT) for non-invasive tests is enormous. The worldwide In-Vitro Diagnostics or "IVD" market is estimated to be in excess of $20 billion and growing. The IVD market incorporates all testing done in clinical settings such as hospitals and physician office laboratories (POL), as well as tests sold over-the-counter
(OTC). Avitar projects that approximately 85% of these tests, primarily blood and serum-based, could be converted to oral fluid-based tests. Avitar plans to extend the revolution in oral fluid POCT to the IVD market. Oral fluid technology offers many advantages over the current blood or serum-based testing modalities. Oral fluid is easier, safer, quicker and generally less costly to collect from a patient. Most importantly, oral fluid does not require the use of a needle for collection; thereby minimizing exposure to potentially fatal infectious material, such as HIV infected blood. Generally speaking, oral fluid contains the same metabolites, analytes, and infectious agents found in blood. While the concentration is less in oral fluid, technology is now available to develop significantly more sensitive tests that allow for the detection of these substances in oral fluid.

Avitar is currently developing test applications for several disease states utilizing its oral fluid platform technology. This year, the company plans to initiate field studies for products in the IVD market segment. Since early 2000, Avitar has dedicated resources to develop a POCT Lyme disease test and is confident a working model will be available in 2001. Additional development efforts include tests for diabetes, influenza, pregnancy, and fertility.

[Photography]

[Caption]
Lyme Disease
Diabetes
Influenza
Pregnancy
In-vitro Fertilization

Report of Independent Certified Public Accountants



To the Board of Directors and Stockholders
Avitar, Inc.

We have audited the accompanying consolidated balance sheet of Avitar, Inc. and subsidiaries as of September 30, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avitar, Inc. and subsidiaries as of September 30, 2000, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficit as of September 30, 2000. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                          BDO Seidman, LLP
Boston, Massachusetts
December 5, 2000 except
  for Note 14 for which the
  date is January 12, 2001

                          Avitar, Inc. and Subsidiaries

                           Consolidated Balance Sheet



September 30,                                                      2000
-------------------------------------------------------------------------------

Assets
Current:
  Cash and cash equivalents                               $      82,313
  Accounts receivable, less allowance for doubtful
     accounts of $113,000 (Notes 4 and 13)                      747,883
  Inventories (Note 5)                                          507,878
  Prepaid expenses and other                                    205,072
  Preferred stock subscription receivable (Note 11)              42,228
------------------------------------------------------------------------

     Total current assets                                     1,585,374

Property and equipment, net (Note 6)                            376,341

Goodwill, net of accumulated amortization of $352,119         2,464,833

Other assets (Note 7)                                           259,706
------------------------------------------------------------------------
                                                          $   4,686,254
                                                          ==============

See accompanying notes to consolidated financial statements

                          Avitar, Inc. and Subsidiaries

                           Consolidated Balance Sheet

September 30,                                                                                    2000
------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities:
   Short-term debt (including $7,063 due to affiliates) (Note 8)                       $      285,243
   Accounts payable                                                                         1,200,550
   Accrued expenses (including $11,486 due to affiliates)                                     545,258
   Current maturities of long-term debt (Note 9)                                               34,911
   Current portion of capital lease obligation (Note 10)                                       62,927
------------------------------------------------------------------------------------------------------
     Total current liabilities                                                              2,128,889

Long-term debt, less current maturities (Note 9)                                               15,647

Capital lease obligation, less current portion (Note 10)                                       54,352
------------------------------------------------------------------------------------------------------
     Total liabilities                                                                      2,198,888
------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 10 and 11)

Stockholders' equity (Note 11):
  Series A, B and C convertible  preferred  stock,  $.01 par value;  authorized
   5,000,000 shares;2,062,143 shares issued and outstanding, with aggregate liquidation value - Series A - $53,548 plus 7% annual dividend;
   Series B - $3,751,072, Series C - $2,654,840                                                20,621
  Common stock, $.01 par value; authorized 75,000,000 shares; 30,695,692 shares
   issued and outstanding                                                                     306,957
  Additional paid-in capital                                                               31,213,838
  Accumulated deficit                                                                     (28,993,409)
------------------------------------------------------------------------------------------------------
                                                                                            2,548,007
  Less preferred stock subscription receivable                                                (60,641)
------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                             2,487,366
------------------------------------------------------------------------------------------------------
                                                                                       $    4,686,254
                                                                                       ===============

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                      Consolidated Statements of Operations

Years ended September 30,                                              2000                 1999
--------------------------------------------------------------------------------------------------
Sales (Note 13)                                                $   4,079,072         $  2,495,423
--------------------------------------------------------------------------------------------------
Operating expenses:
   Cost of sales                                                   3,095,454            2,059,483
   Selling, general and administrative                             5,490,567            2,673,415
   Research and development                                        1,565,967              792,211
   Amortization of goodwill                                          281,695               70,424
--------------------------------------------------------------------------------------------------
    Total operating expenses                                      10,433,683            5,595,533
--------------------------------------------------------------------------------------------------

     Loss from operations                                         (6,354,611)          (3,100,110)
--------------------------------------------------------------------------------------------------

Other income (expense):
   Interest income                                                    15,884               30,273
   Interest expense and financing costs (includes $708 and
     $716 to affiliates)                                             (80,260)            (121,572)
   Other income, net                                                  58,204               73,729
--------------------------------------------------------------------------------------------------

     Total other expense                                              (6,172)             (17,570)
--------------------------------------------------------------------------------------------------

Net loss                                                       $  (6,360,783)        $ (3,117,680)
                                                               ===================================

Basic and diluted net loss per share (Note 11)                 $        (.26)        $       (.24)
                                                               ===================================


See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity
                                                         (Note 11)

                                                                                                                        Additional
                                                                      Preferred Stock              Common Stock           Paid-in
                                                                   --------------------        --------------------
Years ended September 30, 2000 and 1999                             Shares      Amount         Shares       Amount        Capital
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                                      792,588      $ 7,926    17,469,768     $ 174,698    $15,496,788
-----------------------------------------------------------------------------------------------------------------------------------
   Conversion of Series A preferred stock into common stock       (603,701)      (6,037)    1,811,103        18,111        (12,074)
   Conversion of Series B preferred stock into common stock        (36,771)        (368)      367,440         3,674         (3,306)
   Conversion of notes payable from affiliates into Series B
     preferred stock                                                24,570          246             -             -        199,754
   Issuance of common stock for services                                 -            -        87,111           871         27,875
   Exercise of stock options                                             -            -        56,450           565         20,625
   Sale of Series B preferred stock, net of expenses             1,542,966       15,430             -             -      3,642,870
   Exercise of warrants                                                  -            -     2,244,200        22,442        844,650
   Issuance of common stock in connection with settlement                -            -       400,000         4,000         (4,000)
     of litigation
   Issuance of common stock in connection with acquisition               -            -     2,062,570        20,626      2,746,225
   Payment of preferred stock dividend, Series B preferred stock       443            4             -             -          8,915
   Accreted dividends, Series B preferred stock                          -            -             -             -        873,073
   Value of warrants issued in connection with Series B preferred
     stock sales                                                         -            -             -             -        609,266
   Net loss                                                              -            -             -             -              -
-----------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1999                                    1,720,095       17,201    24,498,642       244,987     24,450,661

   Sale of common stock, net of expenses                                 -            -       145,032         1,450        310,646
   Conversion of Series B preferred stock into common stock       (121,050)      (1,211)    1,210,500        12,105        (10,894)
   Exercise of warrants                                                  -            -     4,704,793        47,048      2,799,496
   Exercise of stock options                                             -            -       136,725         1,367         99,241
   Sale of Series C preferred stock, net of expenses               450,334        4,503             -             -      2,650,337
   Payment of preferred stock dividend                              12,764          128             -             -        383,162
   Value of warrants issued in connection with Series C preferred
     stock sales                                                         -            -             -             -        468,939
   Value of warrants extended                                            -            -             -             -         62,250
   Collection of preferred stock subscription receivable                 -            -             -             -              -
   Net loss                                                              -            -             -             -              -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                                    2,062,143      $20,621    30,695,692     $ 306,957    $31,213,838
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                                                         (Note 11)

                                                                                         Preferred
                                                                                          Stock
                                                                         Accumulated    Subscription
Years ended September 30, 2000 and 1999                                    Deficit       Receivable
----------------------------------------------------------------------------------------------------
Balance at September 30, 1998                                           $(17,109,209)      $       -

   Conversion of Series A preferred stock into common stock                       -                -

   Conversion of Series B preferred stock into common stock                       -                -
   Conversion of notes payable from affiliates into Series B
     preferred stock                                                              -                -
   Issuance of common stock for services                                          -                -
   Exercise of stock options                                                      -                -
   Sale of Series B preferred stock, net of expenses                              -         (456,468)
   Exercise of warrants                                                           -                -
   Issuance of common stock in connection with settlement                         -                -
    of litigation
   Issuance of common stock in connection with acquisition                        -                -
   Payment of preferred stock dividend, Series B preferred stock             (8,919)               -
   Accreted dividends, Series B preferred stock                            (873,073)               -
   Value of warrants issued in connection with Series B preferred
     stock sales                                                           (609,266)               -
   Net loss                                                              (3,117,680)               -
-----------------------------------------------------------------------------------------------------

Balance at September 30, 1999                                            (21,718,147)       (456,468)

   Sale of common stock, net of expenses                                          -                -
   Conversion of Series B preferred stock into common stock                       -                -
   Exercise of warrants                                                           -                -
   Exercise of stock options                                                      -                -
   Sale of Series C preferred stock, net of expenses                              -                -
   Payment of preferred stock dividend                                     (383,290)               -
   Value of warrants issued in connection with Series C preferred
     stock sales                                                           (468,939)               -
   Value of warrants extended                                               (62,250)               -
   Collection of preferred stock subscription receivable                          -          395,827
   Net loss                                                              (6,360,783)               -
-----------------------------------------------------------------------------------------------------
Balance at September 30, 2000                                           $(28,993,409)      $ (60,641)
=====================================================================================================

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows


Years ended September 30,                                                                    2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                                         $  (6,360,783)        $ (3,117,680)
   Adjustments to reconcile net loss to net cash used in
     operating activities
     Provision for doubtful accounts                                                       77,540                    -
     Depreciation and amortization                                                        143,075              121,112
     Amortization of goodwill                                                             281,695               70,424
     Noncash charge for services and compensation                                               -               28,746
     Changes in operating assets and liabilities excluding effects of purchase of USDTL:
       Accounts receivable                                                               (366,564)            (108,051)
       Inventories                                                                       (282,797)             (82,891)
       Prepaid expenses and other current assets                                          (63,964)              (8,177)
       Other assets                                                                       127,659             (327,627)
       Accounts payable and accrued expenses                                              271,230               77,540
-----------------------------------------------------------------------------------------------------------------------

         Net cash used in operating activities                                         (6,172,909)          (3,346,604)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                                                   (192,122)             (69,179)
   Purchase of other assets                                                               (34,368)                   -
   Acquisition of USDTL, net of cash acquired                                                   -               11,882
-----------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                                           (226,490)             (57,297)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Repayments of notes payable and long-term debt                                        (308,733)            (175,938)
   Sales of preferred stock, common stock and warrants                                  2,966,936            2,959,832
   Exercise of stock options and warrants                                               2,947,152              888,282
   Collection of subscription receivable                                                  595,599                    -
-----------------------------------------------------------------------------------------------------------------------

         Net cash provided by financing activities                                      6,200,954            3,672,176
-----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                     (198,445)             268,275

Cash and cash equivalents, beginning of year                                              280,758               12,483
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                              $      82,313         $    280,758
=======================================================================================================================

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows
                                                (Concluded)

Years ended September 30,                                                                    2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                       $      78,844         $    122,300
     Taxes                                                                          $       2,303         $        500

Supplemental schedule of noncash investing and
  financing activities:
   During 2000, 121,050 shares of Series B preferred stock were converted into 1,210,500 shares of common stock.

   During 2000, 12,764 shares of Series B preferred stock were issued as payment of a preferred stock dividend of $383,290.

   Notes payable of $200,000 were converted into preferred stock during 1999.

   Accounts payable in the amount of $232,188, which was due to the Company's landlord for past due rent obligations, was converted into notes payable during 1999.

   During 1999, 400,000 shares of common stock was issued in connection with settlement of litigation. (See Note 11).

   During 1999, 603,701 shares of Series A preferred stock were converted into 1,811,103 shares of common stock.

   During 1999, 36,771 shares of Series B preferred stock were converted into 367,440 shares of common stock.

   During 1999, the Company acquired all the outstanding capital stock of United
    States Drug Testing Laboratories, Inc. as follows:

     Fair value of assets acquired excluding cash received of $11,882               $           -         $    396,554
     Liabilities assumed                                                                        -             (375,085)
     Direct costs of acquisition                                                                -              (83,452)
     Common stock issued                                                                        -           (2,766,851)
     Goodwill                                                                                   -            2,816,952
------------------------------------------------------------------------------------------------------------------------

       Net cash received                                                            $           -         $     11,882
========================================================================================================================


See accompanying notes to consolidated financial statements.

1.     Description of
       Business and Basis
       Of Presentation

                                      Avitar,  Inc.  ("Avitar" or the "Company")
                                      through  its  wholly-owned   subsidiaries,
                                      Avitar  Technologies,   Inc.  ("ATI")  and
                                      United  States Drug Testing  Laboratories,
                                      Inc.    ("USDTL")    designs,    develops,
                                      manufactures,    markets,   and   provides
                                      healthcare  and  diagnostic  test products
                                      and  services.  Avitar  sells its products
                                      and  services  to  large  medical   supply
                                      companies,  diagnostic test  distributors,
                                      governmental  agencies and employers.  The
                                      Company   operates   in   one   reportable
                                      segment.

                                      The   Company's   consolidated   financial
                                      statements  have  been  presented  on  the
                                      basis  that it is a going  concern,  which
                                      contemplates the realization of assets and
                                      the  satisfaction  of  liabilities  in the
                                      normal course of business. The Company has
                                      suffered  recurring losses from operations
                                      and  has  a  working  capital  deficit  of
                                      $543,515 as of  September  30,  2000.  The
                                      Company  raised net  proceeds  aggregating
                                      approximately  $5,914,000  during the year
                                      ended  September 30, 2000 from the sale of
                                      stock  and   exercise   of   options   and
                                      warrants.  The  Company is  attempting  to
                                      obtain  additional  equity  financing (see
                                      Note   14).    Based    upon   cash   flow
                                      projections,   the  Company  believes  the
                                      anticipated  cash flow from operations and
                                      expected net proceeds  from future  equity
                                      financings  will be  sufficient to finance
                                      the  Company's  operating  needs until the
                                      operations  achieve  profitability.  There
                                      can  be  no  assurances   that  forecasted
                                      results   will   be   achieved   or   that
                                      additional financing will be obtained. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.     Summary of
       Significant
       Accounting
       Policies

       Estimates and
       Assumptions
                                      The preparation of financial statements in
                                      conformity    with   generally    accepted
                                      accounting  principles requires management
                                      to make  estimates  and  assumptions  that
                                      affect the reported  amounts of assets and
                                      liabilities  and  disclosure of contingent
                                      assets and  liabilities at the date of the
                                      financial   statements  and  the  reported
                                      amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Principles of
       Consolidation

                                      The  consolidated   financial   statements
                                      include  the  accounts  of the Company and
                                      its wholly-owned subsidiaries. The results
                                      of USDTL are  included  from July 9, 1999,
                                      the  effective   date  of  acquisition  as
                                      described  in  Note  3.  All   significant
                                      intercompany   balances  and  transactions
                                      have been eliminated.

       Revenue
       Recognition
                                      Sales  of  products   and   services   are
                                      recorded in the period the products are shipped or services are provided.

       Cash Equivalents

                                      The Company  considers  all highly  liquid
                                      investments      and      interest-bearing
                                      certificates   of  deposit  with  original
                                      maturities of three months or less to be cash equivalents.

       Inventories
                                      Inventories are recorded at the lower of cost (determined on a first-in, first-out basis) or market.

       Property and
       Equipment
                                      Property    and    equipment    (including
                                      equipment   under   capital   leases)   is
                                      recorded   at   cost   at  the   date   of
                                      acquisition.   Depreciation   is  computed
                                      using the  straight-line  method  over the
                                      estimated   useful  lives  of  the  assets
                                      (three   to   seven   years).    Leasehold
                                      improvements are amortized over the terms of the leases. Expenditures for repairs and maintenance are expensed as incurred.

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Goodwill
                                      Goodwill resulting from the excess of cost
                                      over fair value of net assets  acquired is
                                      being amortized on a  straight-line  basis
                                      over 10 years.  The Company  evaluates the
                                      recoverability  and remaining  life of its
                                      goodwill   and   determines   whether  the
                                      goodwill should be completely or partially
                                      written-off  or  the  amortization  period
                                      accelerated. The Company will recognize an
                                      impairment  of  goodwill  if  undiscounted
                                      estimated  future  operating cash flows of
                                      the acquired business are determined to be
                                      less  than  the  carrying  amount  of  the
                                      goodwill.  If the Company  determines that
                                      the  goodwill  has  been   impaired,   the
                                      measurement of the impairment will be equal to the excess of the carrying amount of the goodwill over the amount of the undiscounted estimated future operating cash flows. If an impairment of goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of goodwill.

       Patents
                                      Patent costs are being amortized over their estimated useful lives of 5 - 7 years by the straight-line method.

       Research and
       Development
                                      Research   and   development   costs   are
                                      expensed as incurred.
       Income (Loss)
       Per Share of
       Common Stock
                                      The Company follows Statement of Financial
                                      Accounting  Standards No. 128 ("SFAS 128")
                                      "Earnings  per  Share."  Under  SFAS  128,
                                      basic  earnings  per  share  excludes  the
                                      effect of any dilutive  options,  warrants
                                      or convertible  securities and is computed
                                      by   dividing   the  net   income   (loss)
                                      available  to common  shareholders  by the
                                      weighted  average  number of common shares
                                      outstanding   for  the   period.   Diluted
                                      earnings per share is computed by dividing
                                      the net income (loss)  available to common
                                      shareholders  by the  sum of the  weighted
                                      average number of common shares and common
                                      share   equivalents   computed  using  the
                                      average market price for the period under the treasury stock method (when dilutive).

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Stock Options
                                      The  Company  follows  the  provisions  of
                                      Statement    of    Financial    Accounting
                                      Standards    No.   123    ("SFAS    123"),
                                      "Accounting for Stock-Based Compensation."
                                      The Company accounts for stock options to employees at their intrinsic value with disclosure of the effects of fair value accounting on net income (loss) and income
                                      (loss)  per  basic  and  diluted  share of
                                      common stock on a pro forma basis.

       Income Taxes
                                      Income taxes are  accounted  for using the
                                      liability method as set forth in Statement
                                      of Financial Accounting Standards No. 109,
                                      "Accounting  for Income Taxes." Under this
                                      method, deferred income taxes are provided
                                      on the  differences in basis of assets and
                                      liabilities  between  financial  reporting
                                      and  tax  returns  using  enacted   rates.
                                      Valuation  allowances  have been  recorded
                                      (see Note 12).

       Fair Value of
       Financial
       Instruments
                                      The  carrying  amounts  of cash,  accounts
                                      receivable     and    accounts     payable
                                      approximate  fair  value  because  of  the
                                      short-term  nature  of  these  items.  The
                                      current  fair  values  of  the  short  and
                                      long-term  debt   approximate  fair  value
                                      because of the respective interest rates.

       Advertising
                                      The Company expenses  advertising costs as
                                      incurred.    Advertising    expense    was
                                      approximately $628,000 and $265,000 in fiscal 2000 and 1999, respectively.

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Recent
       Accounting
       Standards
                                      In June  1998,  the  Financial  Accounting
                                      Standards   Board  issued  SFAS  No.  133,
                                      "Accounting for Derivative Instruments and
                                      Hedging Activities." SFAS No. 133 requires
                                      companies  to  recognize  all   derivative
                                      contracts at their fair values,  as either
                                      assets  or   liabilities  on  the  balance
                                      sheet.  If certain  conditions  are met, a
                                      derivative may be specifically  designated
                                      as a hedge,  the  objective of which is to
                                      match   the   timing   of   gain  or  loss
                                      recognition on the hedging derivative with
                                      the  recognition of (1) the changes in the
                                      fair   value  of  the   hedged   asset  or
                                      liability  that  are  attributable  to the
                                      hedged risk, or (2) the earnings effect of
                                      the hedged forecasted  transaction.  For a
                                      derivative  not  designated  as a  hedging
                                      instrument, the gain or loss is recognized
                                      in income in the  period of  change.  SFAS
                                      No.  133,  as amended by SFAS No.  137, is
                                      effective  for  all  fiscal   quarters  of
                                      fiscal years beginning after June 15, 2000.

                                      Historically,  the Company has not entered
                                      into derivative  contracts either to hedge
                                      existing   risks   or   for    speculative
                                      purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

                                      In   March    2000,    the   FASB   issued
                                      interpretation    No.   44   ("FIN   44"),
                                      "Accounting   for   Certain   Transactions
                                      Involving    Stock    Compensation,     an
                                      interpretation of APB Opinion No. 25." FIN
                                      44 clarifies the application of APB No. 25
                                      for (a) the  definition  of  employee  for
                                      purposes  of  applying  APB  25,  (b)  the
                                      criteria  for  determining  whether a plan
                                      qualifies as a  noncompensatory  plan, (c)
                                      the  accounting  consequences  of  various
                                      modifications   to  the  previously  fixed
                                      stock   option  or  award,   and  (d)  the
                                      accounting   for  an   exchange  of  stock
                                      compensation    awards   in   a   business
                                      combination.  FIN 44 is effective  July 1,
                                      2000   but   certain   conclusions   cover
                                      specific  events that occur  after  either
                                      December 15, 1998 or January 12, 2000. The
                                      Company has adopted FIN 44 in fiscal 2000 and it did not have a material effect on the Company's financial statements.

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       New Accounting
       Pronouncements
                                      In  December   1999,  the  Securities  and
                                      Exchange  Commission  ("SEC") issued Staff
                                      Accounting    Bulletin   No.   101   which
                                      summarizes  certain  of  the  SEC  staff's
                                      views  in  applying   generally   accepted
                                      accounting     principles    to    revenue
                                      recognition in financial  statements.  The
                                      Staff Accounting bulletin is effective for the year beginning October 1, 2000. The initial adoption of this guidance is not anticipated to have a material impact on the Company's results of operations or financial position, however, the guidance may impact the way in which the Company will account for future transactions.

                                      In November 2000, the FASB Emerging Issues
                                      Task  Force  ("EITF")  issued a  consensus
                                      that   requires   the   remeasurement   of
                                      original issue discount on preferred stock
                                      with   characteristics   similar   to  the
                                      convertible  preferred stock issued by the
                                      Company during fiscal years 2000 and 1999.
                                      The  Company is  currently  reviewing  the
                                      impact  in  the  financial  statements  of
                                      adopting this EITF  consensus and believes
                                      that  such   adoption  will  increase  the
                                      original issue  discount by  approximately
                                      $1,078,000 and will result in additional dividends related to preferred stock. Upon completion of its review, the Company will record any change in the original issue discount in the first quarter of fiscal 2001.


3.     Acquisition
                                      On July 9, 1999 the Company  acquired  all
                                      the  outstanding  capital  stock of United
                                      States  Drug  Testing  Laboratories,  Inc.
                                      ("USDTL") in exchange for  approximately 2
                                      million  restricted shares of common stock
                                      of Avitar  which were valued at fair value
                                      at the date of acquisition.  The amount of
                                      consideration   was  determined  by  arm's
                                      length negotiation  between Avitar and the
                                      majority  stockholders  of  USDTL,  taking
                                      into account the  revenues  and  prospects
                                      for USDTL.  The  acquisition  was recorded
                                      using the purchase  method of  accounting.
                                      USDTL  is  engaged  in  the   business  of
                                      providing  specialized  laboratory testing
                                      operations   including   substance   abuse
                                      identification and other related services.

3.     Acquisition
       (Continued)
                                      The consolidated  statements of operations
                                      and  cash   flows   for  the  year   ended
                                      September 30, 1999 include the results of operations and cash flows of USDTL from July 9, 1999 through September 30, 1999.

                                      The unaudited pro forma  combined  results
                                      of  operations  of  the  Company  and  the
                                      business  acquired  in fiscal 1999 for the
                                      year ended  September  30, 1999,  assuming
                                      that  the   transaction  had  occurred  at
                                      October 1, 1998 and after giving effect to
                                      certain  pro  forma   adjustments  are  as
                                      follows:

                                      Years ended September 30,                                                       1999
                                      --------------------------------------------------------------------------------------

                                      Revenue                                                               $    3,234,089
                                      Net loss from continuing operations                                   $   (3,450,008)
                                      Net loss per common share:
                                         Basic and diluted                                                  $         (.24)

4.     Accounts
       Receivable
                                      In the ordinary  course of  business,  the
                                      Company will factor its receivables with a
                                      financial  services  organization  at full
                                      recourse against the Company.  The Company
                                      pays an administration fee of .25% of each
                                      purchased  receivable  and 2% per month of
                                      the   average   daily   account    balance
                                      outstanding.  Interest  expense charged to
                                      operations   amounted   to   approximately
                                      $34,000 and $56,000 during the years ended
                                      September 30, 2000 and 1999, respectively, related to the factored receivables. At September 30, 2000 there were no Company receivables factored.


5.     Inventories
                                      Inventories consist of the following:

                                      September 30,                  2000
                                      -------------------------------------

                                      Raw materials           $   181,575
                                      Work-in-process              85,102
                                      Finished goods              241,201
                                      -------------------------------------

                                                              $   507,878
                                      -------------------------------------

6.     Property and
       Equipment
                                      Property and equipment consists of the following:

                                      September 30,                         2000
                                      ------------------------------------------

                                      Equipment                      $   891,987
                                      Furniture and fixtures             183,907
                                      Leasehold improvements              43,740
                                      ------------------------------------------

                                      ------------------------------------------


                                      Less: accumulated depreciation
                                        and amortization                 743,293
                                      ------------------------------------------

                                                                     $   376,341
                                      ------------------------------------------

                                      At  September   30,  2000,   the  cost  of
                                      equipment   under   capital   leases   was
                                      $219,306   and  the  related   accumulated
                                      amortization was $78,372.


7.     Other Assets
                                      Other assets consist of the following:

                                      September 30,                         2000
                                      ------------------------------------------

                                      Restricted cash                $   142,341
                                      Patents                            167,627
                                      Other                               11,000
                                      ------------------------------------------

                                                                         320,968

                                      Less accumulated amortization       61,262
                                      ------------------------------------------

                                      Other assets, net              $   259,706
                                      ------------------------------------------

7.     Other Assets
       (Continued)
                                      In connection  with the purchase of USDTL,
                                      the   Company   entered   into  an  escrow
                                      agreement.  Pursuant  to  this  agreement,
                                      $270,000 was originally  deposited with an
                                      escrow  agent as  additional  security for
                                      certain  commitments  of USDTL  assumed by
                                      the  Company  of which  $142,341  remained
                                      restricted  at  September  30,  2000.  The
                                      remaining   restricted   funds   will   be
                                      released    back   to   the   Company   as
                                      commitments are reduced, no later than July 1, 2001, unless there are unresolved claims outstanding. These funds have been classified as restricted cash.


8.     Short-Term Debt

                                      Short-term debt consists of the following:

                                      September 30,                                                                   2000
                                      --------------------------------------------------------------------------------------
                                      Revolving  Credit  Agreement with a bank,  due on demand,  monthly interest  payments  at prime  plus 3% (12.5%  at  September 30,
                                         2000).                                                                   $247,820

                                      Note payable to insurance  company,  interest at 8.5%,  payable in
                                         monthly   installments  of  approximately   $6,900,   including
                                         interest, through February 2001.                                           29,700

                                      Note  payable  to bank,  interest  at  8.5%,  payable  in  monthly installments of $1,148,  including interest,  through September
                                         2000.                                                                         660

                                      Funds advanced from various related parties, interest at 10%.7,063
                                      --------------------------------------------------------------------------------------

                                                                                                               $   285,243
                                      --------------------------------------------------------------------------------------

                                      The  Revolving   Credit   Agreement   (the
                                      "Agreement") provides for borrowings up to
                                      $250,000  and was  amended  to extend  the
                                      expiration  date to December  15, 2000 and
                                      increase the  interest  rate to prime plus
                                      4%. The Company is negotiating with a bank
                                      to   replace   the   existing   agreement.
                                      Outstanding  borrowings are collateralized
                                      by  the   assets   of  the   Company   and
                                      guaranteed  by certain  principals  of the
                                      Company.   The   Agreement   requires  the
                                      Company to maintain certain financial and other covenants.

 9.    Long-Term Debt

                                      Long-term debt consists of the following:

                                      September 30,                                                                   2000
                                      --------------------------------------------------------------------------------------
                                      Note payable to bank maturing  February 5,
                                         2002,  principal  and interest at 8.00%
                                         per   annum    payable    in    monthly
                                         installments   of   $3,138,   including
                                         interest,   collateralized  by  general
                                         business  assets of USDTL and  personal
                                         residence  of  USDTL's   former  owner.
                                         $50,558

                                      Less current maturities                                                       34,911
                                      --------------------------------------------------------------------------------------

                                      Long-term debt                                                            $   15,647
                                      --------------------------------------------------------------------------------------


                                      Maturities   of  long-term   debt  are  as
                                      follows:

                                      September 30,                                                                 Amount
                                      --------------------------------------------------------------------------------------

                                      2001                                                                      $   34,911
                                      2002                                                                          15,647
                                      --------------------------------------------------------------------------------------

                                                                                                                $   50,558
                                      --------------------------------------------------------------------------------------

10.    Commitments and
       Contingencies

       Lease

                                      ATI and USDTL lease office space under operating leases which expire in 2005. Certain additional costs are incurred in connection with the leases and the leases may be renewed for additional periods. ATI leases certain equipment under capital leases.

                                      Rental expense under the noncancelable operating leases charged to operations for the years ended September 30, 2000 and 1999 totaled approximately $498,000 and $455,000, respectively.

10.    Commitments and
       Contingencies
       (Continued)

       Lease
       (Continued)
                                      In  fiscal   1995,   the  Company   issued
                                      warrants to purchase 150,000 shares of its common stock to its lessor at an exercise price of $.50 per share. All warrants were exercised during fiscal 1999.

                                     Future minimum rentals are as follows:

                                                                                            Capital             Operating
                                      --------------------------------------------------------------------------------------
                                      2001                                               $    62,950            $635,627
                                      2002                                                    70,652             639,554
                                      2003                                                    40,945             643,481
                                      2004                                                    10,015             647,407
                                      2005                                                         -             295,136
                                      --------------------------------------------------------------------------------------

                                      Total minimum lease payments                           184,562          $2,861,205
                                                                                                              ===========
                                      Less amount representing interest                      67,283
                                      --------------------------------------------------------------

                                      Present value of net minimum
                                        lease payments                                       117,279

                                      Less current portion                                    62,927
                                      --------------------------------------------------------------

                                      Long-term portion                                  $    54,352
                                      ==============================================================

10.    Commitments and
       Contingency
       (Continued)

       Employment
       Agreements
                                      The  Company   entered   into   employment
                                      agreements    with   its   two   principal
                                      executives, which payments thereunder were
                                      subsequently assigned to an affiliate. The
                                      agreements provide for annual compensation
                                      aggregating   $380,000   per  year,   plus
                                      cost-of-living increases and bonuses based
                                      upon pre-tax  income,  as defined.  In the
                                      event  of  a  change  in  control  of  the
                                      Company,   the  two   executives   may  be
                                      entitled  to receive up to two times their
                                      annual   salary  plus  prior  bonus.   The
                                      agreements   renew   automatically  on  an
                                      annual basis and may be terminated upon 60
                                      days  written   notice  by  either  party.
                                      Expenses under these agreements totaled approximately $335,000 and $300,000 in 2000 and 1999, respectively.

                                      In July 1999,  the  Company  entered  into
                                      employment  agreements with two executives
                                      of  USDTL.  The  agreements   provide  for
                                      annual compensation  aggregating  $226,000
                                      per year, plus cost-of-living increases and bonuses or commissions, as defined. The agreements terminate on July 1, 2004. Expenses under these agreements totaled approximately $226,000 and $64,000 in 2000 and 1999, respectively.

       Retirement Plan
                                      In February  1998,  the Company  adopted a
                                      defined contribution retirement plan which
                                      qualifies  under  Section  401(k)  of  the
                                      Internal     Revenue    Code,     covering
                                      substantially all employees. Participant contributions are made as defined in the Plan agreement. Employer contributions are made at the discretion of the Company. No Company contributions were made in 2000 or 1999.

11.    Stockholders'
       Equity

       Preferred Stock
                                      Preferred stock consists of the following;

                                      September 30,                        2000
                                      ------------------------------------------

                                      Series A                           53,548
                                      Series B                        1,558,261
                                      Series C                          450,334
                                      ------------------------------------------

                                      Total                           2,062,143
                                      ------------------------------------------

                                      The 53,548  shares of Series A convertible
                                      preferred  stock  issued  and  outstanding
                                      entitle  the  holder  of  each  share  to:
                                      convert it, at any time,  at the option of
                                      the  holder,  into three  shares of common
                                      stock subject to antidilution  provisions;
                                      receive  dividends  in an amount  equal to
                                      110%   of  the   dividends   paid  on  the
                                      Company's  common  stock  into  which each
                                      share is convertible;  redeem, in whole or
                                      in  part,  at the  Company's  option  at a
                                      price of  $1.00  per  share if the  common
                                      stock  trades  at $3.00 or more per  share
                                      for a defined  period;  and receive  $1.00
                                      per share plus a liquidating dividend of 7% annually in preference to holders of common stock in the event of liquidation.

                                      The   1,558,261   shares   of   Series   B
                                      convertible  preferred  stock  issued  and
                                      outstanding  entitle  the  holder  of each
                                      share to:  convert it, at any time, at the
                                      option of the  holder,  into ten shares of
                                      common  stock   subject  to   antidilution
                                      provisions and receive dividends amounting
                                      to an annual 8% cash dividend or 10% stock
                                      dividend  payable  in  shares  of Series B
                                      preferred  stock  computed  on the  amount
                                      invested,   at  the   discretion   of  the
                                      Company.  After  one year from the date of
                                      issuance, the Company may redeem, in whole
                                      or in part, the outstanding  shares at the
                                      offering  price  in  the  event  that  the
                                      average closing price of ten shares of the
                                      Company's  common  stock  shall  equal  or
                                      exceed 300% of the offering  price for any
                                      20  consecutive  trading days prior to the
                                      notice  of  redemption;   and  liquidating
                                      distributions of an amount per share equal to the offering price. In connection with preferred stock issuances in 1999,

11.    Stockholders'
       Equity
       (Continued)

       Preferred Stock
       (Continued)
                                      $102,869   of   subscription   receivables
                                      remain  outstanding  as of  September  30,
                                      2000.   Of   this   amount,   $42,228   is
                                      classified as a current asset as this cash
                                      was  collected  subsequent  to  year  end.
                                      Approximately 101,100 shares of the Series
                                      B convertible  preferred stock were issued
                                      with a  conversion  price below the common
                                      stock's  quoted  value,  and as a  result,
                                      accreted   dividends   of  $873,073   were
                                      recorded  and included in the earnings per
                                      share calculation for year ended September
                                      30, 1999.  Undeclared and unpaid dividends
                                      amounted  to  $256,312   and  $274,677  at
                                      September 30, 2000 and 1999, respectively.

                                      The 450,334 shares of Series C convertible
                                      preferred  stock  issued  and  outstanding
                                      entitle  the holder of each  share,  after
                                      one year from the date of  investment,  to
                                      convert  into  the  number  of  shares  of
                                      common  stock   derived  by  dividing  the
                                      purchase  price paid for each share of the
                                      preferred  stock by the  average  price of
                                      the  Company's  common  stock for the five
                                      trading days prior to  conversion  subject
                                      to   antidilution   provisions;    receive
                                      royalties  of 5% of  revenues  related  to
                                      disease   diagnostic   testing   from  the
                                      preceding   fiscal  year.  There  were  no
                                      royalties as of September 30, 2000.  After
                                      one year from the date of investments  the
                                      Company  may  redeem  in whole or in part,
                                      into the number of common  shares  derived
                                      by  dividing  the  redemption   price,  as
                                      defined, by the average closing price of the Company's common stock for the five trading days prior to the redemption date, and liquidating distributions of an amount per share equal to the amount of unpaid royalties due to the holder in the event of liquidation.

11.    Stockholders'
       Equity
       (Continued)

       Common Stock
       Purchase
       Warrants
                                      The  Company  has   outstanding   warrants
                                      entitling  the  holders  to  purchase  one
                                      share of  common  stock at the  applicable
                                      exercise   price.   During   fiscal  2000,
                                      warrants  were   exercised  for  4,704,793
                                      shares  and  warrants  covering  1,251,807
                                      were  cancelled or expired.  During fiscal
                                      1999,    warrants   were   exercised   for
                                      2,244,200  shares  and  warrants  covering
                                      473,500  shares were cancelled or expired.
                                      In fiscal 2000 and 1999, warrants covering
                                      450,334 and 8,061,000  shares were issued,
                                      respectively, primarily in connection with
                                      preferred stock issuances The value of the
                                      warrants   issued   in   connection   with
                                      preferred stock sales amounted to $468,939
                                      and  $609,266  for  fiscal  2000 and 1999,
                                      respectively.  These  amounts are recorded
                                      and  included  in the  earnings  per share
                                      calculation. The following is a summary of
                                      shares   issuable  upon  the  exercise  of
                                      warrants (all of which are exercisable) at September 30, 2000.

                                                                            Exercise         Shares          Expiration
                                                                              Price         Issuable            Date
----------------------------------------------------------------------------------------------------------------------------
       Warrants issued to consultant for services provided                  $.25            100,000           2001 - 2003

       Warrants issued in connection with preferred
         stock issuance in 1999                                         $.225-$.54        2,800,000           2000

       Warrants issued in connection with services                      $.26 -$.75          274,400           2003 - 2004

       Warrants issued in connection with repaid
          notes payable                                                     $.28            400,000           2003

       Warrants issued in connection with preferred
         stock issuance in 2000                                        $2.45-$6.05          450,334           2002 - 2003

11.    Stockholders'
       Equity
       (Continued)

       Stock Options

                                      The   Company  has  stock   option   plans
                                      providing  for the  granting of  incentive
                                      stock options for up to 750,000  shares of
                                      common  stock  to  certain   employees  to
                                      purchase  common  stock at not  less  than
                                      100% of the fair market  value on the date
                                      of grant.  Each option  granted  under the
                                      plan  may be  exercised  only  during  the
                                      continuance of the  optionee's  employment
                                      with  the   Company   or  during   certain
                                      additional  periods following the death or
                                      termination  of the optionee.  For options
                                      granted before fiscal 1999,  each employee
                                      is fully  vested  in all  options  granted
                                      under the Plan after the completion of two
                                      years  of   continuous   service   to  the
                                      Company. If the optionee has been employed by the Company for a period of less than two years, all options granted under the plan vest at a rate of 50% per year. Options granted after fiscal 1998 vest at a rate of 20% per year.

                                      During fiscal 1995, the Company  adopted a
                                      directors' plan, (the "Directors'  Plan").
                                      Under   the    Directors'    Plan,    each
                                      nonmanagement  director  is to be  granted
                                      options  covering  5,000  shares of common
                                      stock   initially  upon  election  to  the
                                      Board,  and each  year in which  he/she is
                                      selected to serve as a director. In fiscal
                                      2000,   45,000  options  were  granted  to
                                      directors under the Directors' Plan to cover required grants for fiscal 2000, 1999 and 1998.


 .

11.    Stockholders'
       Equity
       (Continued)

       Stock Options
       (Continued)
                                      During fiscal 2000 and 1999, 2,842,000 and
                                      6,001,500  options,   respectively,   were
                                      granted   primarily   to   employees   and
                                      directors  of the  Company  with  exercise
                                      prices  equal to the stock's fair value on
                                      the issue date.  Of the options  issued in
                                      fiscal   2000,   2,650,000   were  granted
                                      outside of the Company's established plans
                                      to  management  with half of these options
                                      beginning to vest on the anniversary  date
                                      of the grant at a rate of 20% per year and
                                      half of these options  vesting the earlier
                                      of 9 1/2 years from grant date, retirement
                                      of optionee  who has  attained 65 years of
                                      age, or attainment of certain  performance
                                      objectives.  During fiscal 2000, 1,012,800
                                      options  held by  employees of the Company
                                      were  cancelled  or  expired  and  136,725
                                      options held by employees were exercised.

                                      A summary of option transactions is as follows:

                                                                                            Shares                   Price
                                      --------------------------------------------------------------------------------------
                                      Outstanding at September 30, 1998                   1,930,823         $ .20 - $7.38

                                      Cancelled/expired                                    (420,000)          .20 -  1.36
                                      Exercised                                             (56,450)          .20 -   .53
                                      Granted                                             6,001,500           .28 -  2.24
                                      --------------------------------------------------------------------------------------

                                      Outstanding at September 30, 1999                   7,455,873           .20 -  7.38

                                      Cancelled/expired                                  (1,012,800)          .20 -  1.36
                                      Exercised                                            (136,725)          .20 -   .59
                                      Granted                                             2,842,000           .17 -  3.19
                                      --------------------------------------------------------------------------------------

                                      Outstanding at September 30, 2000                   9,148,348         $ .17 - $7.38
                                      --------------------------------------------------------------------------------------

11.    Stockholders'
       Equity
       (Continued)

       Stock Options
       (Continued)
                                      The following tables summarize information
                                      about  stock   options   outstanding   and
                                      exercisable at September 30, 2000:

                                                                                       Options Outstanding
                                                                                              Weighted-
                                                                          Number               Average          Weighted-
                                                    Range of          Outstanding at          Remaining          Average
                                                    Exercise           September 30,         Contractual        Exercise
                                                     Prices                2000             Life (years)          Price
                                      --------------------------------------------------------------------------------------

                                              $   .17-   $   .20            317,300               4.5              $   .20
                                                  .25-       .28          1,110,000               5.9                  .25
                                                  .35-       .59          4,082,048               8.3                  .35
                                                 1.19-      1.36          1,070,000               8.7                 1.34
                                                 1.71-      2.24            563,000               8.9                 2.22
                                                 2.38-      3.19          1,986,000               9.8                 2.74
                                      --------------------------------------------------------------------------------------
                                                            7.38             20,000               1.9                 7.38
                                      --------------------------------------------------------------------------------------

                                              $   .17-   $  7.38          9,148,348               8.3              $  1.10
                                      --------------------------------------------------------------------------------------

                                                                                       Options Exercisable
                                                                                              Weighted-
                                                                          Number               Average          Weighted-
                                                    Range of          Outstanding at          Remaining          Average
                                                    Exercise           September 30,         Contractual        Exercise
                                                     Prices                2000             Life (years)          Price
                                      --------------------------------------------------------------------------------------

                                              $   .17-   $   .20            267,300               4.0              $   .20
                                                  .25-       .28            930,000               5.6                  .25
                                                 .345-       .59            832,698               8.1                  .35
                                                 1.19-      1.36            100,000               8.5                 1.33
                                                 1.71-      2.24             57,400               8.9                 2.24
                                                 2.38-      3.19             15,000               9.5                 3.19
                                      --------------------------------------------------------------------------------------
                                                            7.38             20,000               1.9                 7.38
                                      --------------------------------------------------------------------------------------

                                              $   .17-   $  7.38          2,222,398               6.6              $  0.47
                                      --------------------------------------------------------------------------------------


11.    Stockholders'
       Equity
       (Continued)

       Stock Options
       (Continued)
                                      The Company  accounts for its  stock-based
                                      compensation   plan  using  the  intrinsic
                                      value method. Accordingly, no compensation
                                      cost has  been  recognized  for its  stock
                                      option plan. Had compensation cost for the
                                      Company's    stock    option   plan   been
                                      determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                                      Years ended September 30,                                   2000                1999
                                      --------------------------------------------------------------------------------------
                                      Net loss                     As reported          $   (6,360,783)     $   (3,117,680)
                                                                   Pro forma            $   (7,011,127)     $   (3,264,120)

                                      Loss per share               As reported          $         (.26)     $        (.24)
                                                                   Pro forma            $         (.29)     $        (.25)

                                      In  determining   the  pro  forma  amounts
                                      above, the Company estimated the fair value of each option granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000 and 1999: dividend yield of 0% for both years and expected volatility of 80.48% for 2000 and 45.8% for 1999, risk free rates ranging from 5.57% to 6.75% for 2000 and 4.60% to 6.13%
                                      for 1999, and expected lives of 5-9 years for 2000 and 1999.

                                      The weighted average fair value of options granted in fiscal 2000 and 1999 was $2.19 and $.41, respectively.

11.    Stockholders'
       Equity
       (Continued)

       Earnings Per
       Share
                                      The following data show the amounts used in computing earnings per share:

                                      September 30,                                               2000                1999
                                      --------------------------------------------------------------------------------------
                                      Net loss                                          $   (6,360,783)     $   (3,117,680)
                                      Less:
                                      Preferred stock dividends                               (374,379)           (274,677)
                                      Accreted dividends                                             -            (873,073)
                                      Value of warrants issued in
                                        connection with Series B preferred
                                        stock sales                                                  -            (609,266)
                                      Value of warrants in connection with
                                        Series C preferred stock sales                        (468,939)                  -
                                      Value of warrant extensions                              (62,250)                  -
                                      --------------------------------------------------------------------------------------

                                      Loss available to common stockholders
                                        used in basic and diluted EPS                   $   (7,266,351)     $   (4,874,696)
                                      --------------------------------------------------------------------------------------

                                      Weighted average number of common
                                      --------------------------------------------------------------------------------------
                                        shares outstanding                                  27,565,388          20,303,819
                                      --------------------------------------------------------------------------------------

                                      The following table summarizes securities that were outstanding as of September 30, 2000 and 1999, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

                                      September 30,                                               2000                1999
                                      --------------------------------------------------------------------------------------
                                      Stock options                                          9,148,348           7,455,873
                                      Convertible preferred stock                           16,627,984          16,826,744
                                      Stock warrants                                         4,024,734           9,531,000

11.    Stockholders'
       Equity
       (Continued)

       Settlement of
       Litigation
                                      A.S.     Goldmen    &    Company,     Inc.
                                      ("Underwriter") and certain holders of the
                                      Underwriter's   warrants   issued  by  the
                                      Company had  previously  commenced a court
                                      action  against the Company in the Federal
                                      Court  for the  Southern  District  of New
                                      York (the "Court").  In December 1998, the
                                      Court  denied  the  Company's   motion  to
                                      dismiss this action, but the Court did not
                                      decide   and   expressly   left  open  the
                                      principal  legal  argument  urged  by  the
                                      Company  in favor of  dismissal.  In March
                                      1999,   this   action  was   settled   and
                                      discontinued with prejudice. In connection with the settlement, the Company issued 400,000 shares of common stock.


12.    Income Taxes

                                      No provision for Federal  income taxes has
                                      been  made for the years  ended  September
                                      30,  2000 and 1999,  due to the  Company's
                                      operating  losses.  At September 30, 2000,
                                      the Company has unused net operating  loss
                                      carryforwards of approximately $30,300,000
                                      (including    approximately    $11,000,000
                                      acquired from ATI) which expire at various
                                      dates through 2020. Most of this amount is
                                      subject  to  annual   limitations  due  to
                                      various  "changes in ownership"  that have
                                      occurred   over  the   past   few   years.
                                      Accordingly, most of the net operating loss carryforwards will not be available to use in the future.

                                      As of  September  30,  2000 and 1999,  the
                                      deferred  tax  assets  related  to the net
                                      operating  loss  carryforwards  have  been
                                      fully  offset  by  valuation   allowances,
                                      since the utilization of such amounts is uncertain.

13.    Major Customers
       and Suppliers
                                      Customers in excess of 10% of total sales are:

                                      Years ended September 30,                                   2000                1999
                                      --------------------------------------------------------------------------------------
                                      Customer A                                            $  628,000         $         -
                                      Customer B                                            $        -         $   350,000
                                      Customer C                                            $        -         $   746,000

                                      At September 30, 2000, accounts receivable from major customers totaled approximately $54,000.

                                      The Company's current suppliers of certain
                                      key  material   components  are  the  only
                                      vendors    that    meet   the    Company's
                                      specifications for such components. The loss of these suppliers could have a material adverse effect on the Company.


14.    Subsequent Events
                                      Subsequent   to  year  end,   the  Company
                                      received     proceeds     amounting     to
                                      approximately   $1,321,000  in  connection
                                      with the sale of common stock.

INSIDE BACK COVER

Board of Directors
Peter P. Phildius
Douglas W. Scott
Neil R. Gordon
James Groth
Charles R. McCarthy


Corporate Officers
Peter P. Phildius
Chairman and Chief Executive Officer

Douglas W. Scott
President and Chief Operating Officer

J.C. Leatherman, Jr.
Vice President, Chief Financial Officer and Secretary

Carl M. Good III, Ph.D.
Vice President, Research and Development

Douglas E. Lewis
Vice President
Chief Executive Officer and President, USDTL


Legal Counsel
Dolgenos Newman & Cronin LLP
96 Spring Street
New York, NY 10012


Independent Accountants
BDO Seidman, LLP
40 Broad Street, Suite 500
Boston, MA 02109


Stock Trading Information
American Stock Exchange Symbol:  AVR


Investor Relations Contact
Avitar, Inc.
65 Dan Road
Canton, MA 02021
Attn:  Investor Relations Dept.
781/821-2440
investorrelations@avitarinc.com

SEC Form 10-K
A copy of our Form 10-K, as filed with the Securities and Exchange
Commission, may be obtained without charge upon written request to the Investor Relations contact.


Transfer Agent and Registrar
Continental Stock Transfer and Trust Company
2 Broadway
New York, NY 10004
212/509-4000


Corporate Headquarters
Avitar, Inc.
65 Dan Road
Canton, MA 02021
781/821-2440
www.avitarinc.com


Avitar Subsidiaries
Avitar Technologies, Inc.
65 Dan Road
Canton, MA 02021
781/821-2440

United States Drug Testing Laboratories, Inc. (USDTL)
1700 South Mount Prospect Road
Des Plaines, IL 60018
847/375-0770
www.usdtl.com

bjr Security Services, Inc.
152 bjr Lane
Gainesville, TX 76240
940/665-0481
www.teambjr.com


ORALscreen, ORALadvantage, ORALconfirm, HAIRscreen, Hydrasorb, Hydrafoam and Accusorb are trademarks of Avitar, Inc. (C) 2001 Avitar.


Safe Harbor Statements

Except for the historical information contained herein, the matters set forth herein are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, but are not limited to: product demand and market acceptance risks, the effect of economic conditions, results of pending or future litigation, the impact of competitive products and pricing, product development and commercialization, technological difficulties, the government regulatory environment and actions, trade environment, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements and the effect of the Company's accounting policies.



BACK COVER

[Avitar Logo]

65 Dan Road
Canton, MA 02021
781/821-2440 tel
www.avitarinc.com